EXHIBIT 21.1

SUBSIDIARIES OF DOANE PET CARE COMPANY

	Jurisdiction of	Percentage
Name	Formation	Owned
DPC Investment Corp	Delaware	100%

Doane Pet Care (Europe) ApS	Denmark	100%

A/S Arovit Pet Food	Denmark	100%

DPC International Limited	United Kingdom	100%

Ipes Iberica, S.A.	Spain	100%

Doane Pet Care (UK) Limited	United Kingdom	100%

Arovit Petfood Deutschland G.m.b.H.	Germany	100%

A/S Arovit Petfood Norway	Norway	100%

Arovit Petfood France s.a.r.l.	France	100%

Arovit Petfood Italia S.R.L.	Italy	100%

Arovit Petfood Spain, S.A.	Spain	100%

Arovit Petfood UK Ltd.	United Kingdom	100%

Arovit Petfood Benelux B.V.	The Netherlands	100%

Carat Tiernahrungsgesellschaft m.b.H.	Austria	100%

Pyramid Pet Equipment ApS	Denmark	100%

Doane/Windy Hill Joint Venture L.L.C.	Texas	100%

Effeffe S.p.A.	Italy	50%

Doane International Pet Products LLC	Delaware	50%